

12013503

K4
3/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8-35096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/11__ AND ENDING __12/31/11__

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commerce Brokerage Services, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

8000 Forsyth

                                          (No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Finke   (816) 760-7711

                                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG LLP

                                 (Name – *if individual, state last, first, middle name*)

1000 Walnut, Ste 1000	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

kw
4/3

OATH OR AFFIRMATION

I, __Karen L. Finke_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Commerce Brokerage Services, Inc._____ , as
of __December 31_____, 20__11____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

Karen L. Finke
Signature

__Treasurer__
Title

__See Attachment__
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

STATE OF MISSOURI   )
) ss.

COUNTY OF JACKSON   )

On this 27th day of February, 2012, before me personally appeared Karen L. Finke to me personally known, who being by me duly sworn did say that she is the Treasurer of Commerce Brokerage Services, Inc., and that said instrument was signed by authority of its Board of Directors and said Karen L. Finke acknowledged said instrument to be the free act and deed of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial stamp at my office in Kansas City, Missouri, the day and year last above written.

_____
Notary Public

My Commission Expires: 3-15-12

CHERYL BARNETT
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Mar. 15, 2012
Commission # 08415239



COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank)

Financial Statements and
Annual Audited Focus Report
Part III

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank)

Table of Contents



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Brokerage Services, Inc.:

We have audited the accompanying balance sheets of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, as of December 31, 2011 and 2010, and the related statements of earnings, stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Brokerage Services, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2 and 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.



Kansas City, Missouri
February 28, 2012

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank)

Balance Sheets

December 31, 2011 and 2010

Assets	2011	2010
Cash	$ 1,457,285	1,449,562
U.S. government securities	5,499,505	4,997,868
Receivable from clearing organization	232,329	207,784
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $617,698 in 2011 and $546,061 in 2010	287,332	340,222
Current income taxes receivable	5,975	—
Deferred income taxes, net	145,339	174,511
Other assets	263,978	258,816
Total assets	$ 7,891,743	7,428,763

Liabilities and Stockholder's Equity

	2011	2010
Liabilities:		
Accounts payable and accrued expenses	$ 946,070	817,477
Current income taxes payable	—	159,756
Total liabilities	946,070	977,233
Stockholder's equity:		
Common stock, $5 par value. Authorized 6,000 shares; issued and outstanding 5,000 shares	25,000	25,000
Additional paid-in capital	591,161	529,154
Retained earnings	6,329,512	5,897,376
Total stockholder's equity	6,945,673	6,451,530
Total liabilities and stockholder's equity	$ 7,891,743	7,428,763

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank)

Statements of Earnings

Years ended December 31, 2011 and 2010

		2011	2010
Revenues:			
Commissions	$	9,378,189	8,826,551
Interest income		8,132	11,808
Other income		348,552	236,899
Total revenues		9,734,873	9,075,258
Expenses:			
Salaries and benefits		5,851,000	5,564,101
Rent and fees paid to affiliates, net		1,675,902	2,108,190
Advertising		105,730	14,322
Regulatory fees		119,754	161,054
Office supplies and postage		169,573	150,529
Online subscriptions		382,921	360,985
Travel and entertainment		63,986	99,705
Depreciation and amortization		85,730	73,500
Other		578,000	462,166
Total expenses		9,032,596	8,994,552
Earnings before income taxes		702,277	80,706
Income tax expense:			
Current		240,969	206,594
Deferred		29,172	(174,678)
Total income tax expense		270,141	31,916
Net earnings	$	432,136	48,790

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank)

Statements of Stockholder's Equity

Years ended December 31, 2011 and 2010

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2009	$	25,000	453,940	5,848,586	6,327,526
Net earnings		—	—	48,790	48,790
Stock based compensation		—	68,595	—	68,595
Net tax benefits related to equity compensation plans		—	6,619	—	6,619
Balance at December 31, 2010		25,000	529,154	5,897,376	6,451,530
Net earnings		—		432,136	432,136
Stock based compensation		—	61,500	—	61,500
Net tax benefits related to equity compensation plans		—	507	—	507
Balance at December 31, 2011	$	25,000	591,161	6,329,512	6,945,673

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank)

Statements of Cash Flows

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net earnings	$ 432,136	48,790
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	85,730	73,500
Deferred income taxes	29,172	(174,678)
Current income taxes	(165,223)	105,716
Net increase in U.S. government securities	(501,637)	(199,871)
(Increase) decrease in receivable from clearing organization	(24,545)	11,088
Stock-based compensation	61,500	68,595
Tax benefit related to equity compensation plan	(507)	(6,619)
(Increase) decrease in other assets	(15,705)	38,212
Increase in accounts payable and accrued expenses	128,593	217,480
Net cash provided by operating activities	29,514	182,213
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements	(30,182)	(24,079)
Sale of furniture, equipment, and leasehold improvements	7,884	—
Net cash used in investing activities	(22,298)	(24,079)
Cash flows from financing activity:		
Tax benefit related to equity compensation plans	507	6,619
Net cash provided by financing activity	507	6,619
Increase in cash	7,723	164,753
Cash at beginning of year	1,449,562	1,284,809
Cash at end of year	$ 1,457,285	1,449,562
Cash payments (net of refunds) of income taxes	$ 406,191	100,879

See accompanying notes to financial statements.

5

(1) Summary of Significant Accounting Policies

(a) Organization and Purpose of Company

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank (the Parent). Commerce Bank is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is registered with the Securities and Exchange Commission to conduct a general securities business. Current activities consist of providing investment services to customers for a variety of securities including mutual funds, exchange listed and over-the-counter equity securities, options, municipal bonds, corporate bonds, and U.S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services LLC, a clearing organization that also maintains customer brokerage accounts on a fully disclosed basis.

(b) Commissions

The Company acts as a broker/dealer or agent to buy and sell securities or insurance contracts on behalf of its customers. In return for such services, for most transactions the Company earns a commission each time a customer enters into a buy-or-sell transaction. For equity securities purchased, the commission is recorded as a receivable from the customer, and for securities sold, it is recorded as a reduction in the payable to the customer. For other security transactions, such as sales of mutual funds, fixed or variable annuities, etc., a concession is earned and becomes part of the price of the security to the customer. Commissions and concessions, along with any related expenses, are recorded on a settlement date basis.

(c) U.S. Government Securities

Investment securities generally consist of U.S. government securities with initial maturities of six months. They are stated at fair value, which is based on published bid prices. The fair value measurement is considered to be a Level 1 measurement within the fair value hierarchy of Accounting Standards Codification (ASC) 820-10-35. Changes in fair value are recorded in current earnings in the statements of earnings.

Securities transactions are recorded on the trade date basis.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis using estimated useful lives, ranging from four to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease.

(Continued)

(e) *Income Taxes*

The Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change. The significant components of the net deferred tax asset as of December 31, 2011 included a deferred tax asset of $124,672 relating to unearned fee income, $87,516 relating to stock-based compensation and $35,424 relating to accrued expenses and a deferred tax liability of $84,661 relating to depreciation and $16,018 relating to prepaid expenses. The significant components of the net deferred tax asset as of December 31, 2010 included a deferred tax asset of $140,370 relating to unearned fee income, $101,508 relating to stock-based compensation and $22,194 relating to accrued expenses and a deferred tax liability of $72,860 relating to depreciation and $13,743 relating to prepaid expenses.

(f) *Stock-Based Compensation*

The Company complies with the accounting requirements of ASC 718 for stock-based compensation. Employees of the Company receive shares of CBI common stock in connection with equity compensation plans at CBI. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized as compensation expense and a corresponding capital contribution ratably over the period the award is earned.

(g) *Use of Estimates*

To prepare these financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts or revenues and expenses during the period. Actual results could differ from those estimates.

(h) *Subsequent Events*

The Company evaluated potential subsequent events through February 28, 2012, which is the date that the financial statements were issued.

(2) Related-Party Transactions

A significant portion of the Company's expenses represent payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company and fees under revenue-sharing arrangements. In 2011 these expenses were partly offset by expense reimbursements from an affiliated company. Under an ongoing agreement which was effective January 1, 2011, the Company

was reimbursed by the affiliate for certain expenses, paid by the Company on the affiliate's behalf, which support revenue production at the affiliate. The reimbursements primarily relate to occupancy, data processing, and management fee expenses.

The following table shows the amounts paid (received) by the Company to (from) the Parent and affiliated companies for the years ended December 31, 2011 and 2010:

	2011	2010
Rent	$ 730,976	668,738
Fees paid to affiliates	1,195,599	1,439,452
Expenses reimbursed from affiliate	(250,673)	—
	$ 1,675,902	2,108,190

The Company leases office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $61,000 per month in 2011 and $55,800 per month in 2010.

As of December 31, 2011, the Company had an intercompany receivable due from the Parent of $5,975 for federal and state income taxes, while in 2010, the Company had an intercompany payable of $159,023. During 2011, the Company paid the Parent $406,172 for income taxes, and in 2010 the Company paid the Parent $101,263 for income taxes. The Company maintains interest and noninterest bearing deposit accounts at the Parent. These balances amounted to $1,457,285 and $1,449,562 at December 31, 2011 and 2010, respectively.

Employees of the Company held 6,611 nonvested shares and 17,568 stock options and stock appreciation rights (of which 15,410 were exercisable) at December 31, 2011. These awards are settled in common stock of CBI when exercised. During 2011, 809 shares of nonqualified stock options were exercised and 4,192 stock appreciation rights were exercised. The Company recorded additional paid in capital in 2011 of $61,500 relating to stock-based compensation cost.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had regulatory net capital of $5,507,335 which was $5,257,335 in excess of its required net capital of $250,000.

(Continued)

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank)

Computation of Net Capital Requirement – Rule 15c3-1

December 31, 2011

Total stockholder's equity per balance sheet	$	6,945,673
Less:		
Nonallowable assets		658,237
Haircuts on securities		17,620
Cash at affiliate in excess of estimated four weeks' average expenses		762,285
Other adjustments		196
Net capital		5,507,335
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	5,257,335
Aggregate indebtedness	$	946,070
Ratio aggregate indebtedness to net capital		0.17 to 1

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4), as the above calculation does not differ materially from the computation for determination of the net capital requirement for broker-dealers under Rule 15c3-1 as of December 31, 2011.

See accompanying report of independent registered public accounting firm.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of
Commerce Bank)

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal
Accounting Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Commerce Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 28, 2012



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Commerce Brokerage Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Commerce Brokerage Services, Inc. (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

14

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended December 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
035096   FINRA   DEC
COMMERCE BROKERAGE SERVICES INC    19*19
PO BOX 16891
CLAYTON MO 63105-1491
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Finke (816) 760-7711

2. A. General Assessment (item 2e from page 2) $ 5,782.00

   B. Less payment made with SIPC-6 filed (exclude interest)   (3,098.00)

      July 26, 2011
         Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   2,684.00

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,684.00

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2,684.00

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commerce Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

Karen Finke
(Authorized Signature)

Dated the 24 day of January , 20 12 .

Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1 , 20 11
and ending 12/31 , 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,458,414

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining item 2a.   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts.   _____

          Total additions   _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   7,145,407

   (2) Revenues from commodity transactions.   _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

   (4) Reimbursements for postage in connection with proxy solicitation.   _____

   (5) Net gain from securities in investment accounts.   _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (Deductions in excess of $100,000 require documentation)   _____

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 35

      Enter the greater of line (i) or (ii)   35

      Total deductions   7,145,442

2d. SIPC Net Operating Revenues $ 2,312,972

2e. General Assessment @ .0025 $ 5,782

(to page 1, line 2.A.)

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